Final Term Sheet

Issuer: Avon Products, Inc.

Size: $500,000,000

Type:	SEC Registered Registration Statement No. (333-103432)

Bookrunners: Banc of America Securities LLC and Citigroup Global Markets Inc.

Co-managers: Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., Lazard Capital Markets LLC, HSBC Securities (USA) Inc., BNP Paribas Securities Corp., Santander Investment Securities Inc., BBVA Securities Inc. and The Williams Capital Group, L.P.

Allocation:

Banc of America Securities LLC:	$125,000,000
Citigroup Global Markets Inc.:	125,000,000
Deutsche Bank Securities Inc.:	58,333,333
J.P. Morgan Securities Inc.:	50,000,000
Lazard Capital Markets LLC:	50,000,000
HSBC Securities (USA) Inc.:	41,666,667
BNP Paribas Securities Corp.:	16,666,667
Santander Investment Securities Inc.:	16,666,667
BBVA Securities Inc.:	8,333,333
The Williams Capital Group, L.P. :	8,333,333

Total:	$500,000,000

Maturity: January 15th 2011

Interest Rate: 5.125%

Interest Payment Dates: July 15th and January 15th

Record Dates: Fifteenth calendar day immediately preceding the applicable Interest Payment Date

First Interest Payment Date: July 15th 2006

Make-Whole Call: Treasury Rate plus 15 basis points
	Per Note	Total

Public offering price(1)	99.872%	$499,360,000
Underwriting discount	.600%	$3,000,000
Proceeds, Before Expenses, to Issuer(1)	99.272%	$496,360,000

(1) Plus accrued interest, if any, if settlement occurs after Settlement Date.

Estimated Expense of Issuer: $ 600,000.00

Estimated Net Proceeds (after deduction of underwriting discounts and commissions and estimated expenses of Issuer): $ 495,760,000.00

Settlement Date: January 10, 2006 (T+3)

Selling Concession: 0.35%

Reallowance to Other Dealers: 0.25%

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-294-1322 or 1-800-248-3580 or you may e-mail a request to dg.prospectus_distribution@bofasecurities.com.